Exhibit 1.5

AMENDMENT TO THE ARTICLES OF ASSOCIATION OF CHINA PETROLEUM & CHEMICAL CORPORATION

According to the business development of China Petroleum & Chemical Corporation ( the “Company”), the board of directors of the Company announced that it resolved to revise the relevant provisions in Articles 9, 20, 23 and 129 of the Articles of Association on May 9, 2014. The proposed amendments to the Articles of Association has been approved at the annual general meeting of shareholders held on 27 May 2015.

1. The second paragraph of Article 20 prior to the proposed amendments is as follows:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 116,721,086,804 shares, among which, 91,207,648,204 shares representing 78.14% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.86% are held by the holder of foreign-listed foreign-invested H shares.

The second paragraph of Article 20 post the proposed amendments is as follows:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing 78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign-invested H shares.

2. Article 23 prior to the proposed amendments is as follows:

The registered capital of the Company is RMB116,721,086,804.

Article 23 post the proposed amendments is as follows:

The registered capital of the Company is RMB121,071,209,646.

3. The first paragraph of the current Article 129  prior to the proposed amendments is as follows:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of workers and staff of the Company. The supervisors assumed by non-representatives of the employees shall be elected and dismissed through the employee representatives meetings, employee meetings or through other forms of democratic election.

The first paragraph of the current Article 129  post the proposed amendments is as follows:

The supervisory committee shall compose of 7-9 supervisors. Of which, supervisors assumed by representatives of workers and staff of the Company shall not be less than 1/3. The supervisors assumed by non-representatives of the employees shall be elected and dismissed through the employee representatives meetings, employee meetings or through other forms of democratic election.

4. Article 9 prior to the proposed amendments is as follows:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of workers and staff of the Company. There shall be a chairman for the supervisory committee and it is permitted to appoint vice-chairman to the supervisory committee.

Article 9 prior to the proposed amendments is as follows:

The supervisory committee shall compose of 7-9 supervisors. Of which, supervisors assumed by representatives of workers and staff of the Company shall not be less than 1/3. There shall be a chairman for the supervisory committee and it is permitted to appoint vice-chairman to the supervisory committee.